Exhibit 4.20

STEALTH BIOTHERAPEUTICS CORP

2020 ADS INCENTIVE PLAN

1.Purpose

The purpose of this 2020 ADS Incentive Plan (the “Plan”) of Stealth BioTherapeutics Corp, an exempted company incorporated under the laws of the Cayman Islands with registered number 165223 (the “Company”), is to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders.  Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the “Board”).

2.Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as such terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards under the Plan.  Each person who is granted an Award under the Plan is deemed a “Participant.”  “Award” means Restricted ADSs (as defined in Section 5), Restricted ADS Units (as defined in Section 5) and Other ADS-Based Awards (as defined in Section 6).

3.Administration and Delegation

(a)Administration by Board.  The Plan will be administered by the Board.  The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable.  The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan.  The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency.  All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b)Appointment of Committees.  To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”).  All references in the Plan to the “Board” shall mean the Board or a Committee of the Board to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

4.ADSs Available for Awards

(a)Number of ADSs; ADS Counting.

(1)Authorized Number of ADSs.  Subject to adjustment under Section 7, Awards may be made under the Plan for up to such number of shares of American Depositary Shares (the “ADSs”), each representing 12 ordinary shares, $0.0003 nominal par value per share, of the Company (the “Ordinary Shares”) as is equal to the sum of:

(A)2,083,333 ADSs; plus

(B)an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2030, equal to the least of (i) ADSs representing 4% of the outstanding Ordinary Shares on such date and (ii) an amount determined by the Board.

ADSs issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.  References to ADSs, to the extent relevant in the context, shall be interpreted to mean Ordinary Shares underlying ADSs.

(2)ADS Counting.  For purposes of counting the number of ADSs available for the grant of Awards under the Plan:

(A)if any Award (i) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of ADSs subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any ADSs not being issued, the unused ADSs covered by such Award shall again be available for the grant of Awards; and

(B)ADSs delivered (by actual delivery, attestation, or net exercise) to the Company by a Participant to satisfy tax withholding obligations with respect to Awards (including ADSs retained from the Award creating the tax obligation) shall be added back to the number of ADSs available for the future grant of Awards.

(b)Substitute Awards.  In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or shares of an entity, the Board may grant Awards in substitution for any shares or share-based awards granted by such entity or an affiliate thereof (the “Substitute Awards”).  Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan.  Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1), except as may be required by the Code.

(c)Limit on Awards to Non-Employee Directors.  In any calendar year, the value of Awards under the Plan and the 2019 Share Incentive Plan (the “2019 Plan”) made to any non-employee director for service as a director (calculated based on the grant date fair value of such Awards for financial reporting purposes) shall not exceed $1,000,000.  The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

5.Restricted ADSs; Restricted ADS Units

(a)General.  The Board may grant Awards entitling recipients to acquire ADSs (“Restricted ADSs”), subject to the right of the Company to repurchase all or part of such ADSs at their issue price or other stated or formula price (or to require forfeiture of such ADSs if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award.  The Board may also grant Awards entitling the recipient to receive ADSs or cash to be delivered at the time such Award vests or is settled (“Restricted ADS Units”) (Restricted ADSs and Restricted ADS Units are each referred to herein as a “Restricted ADS Award”).

(b)Terms and Conditions for All Restricted ADS Awards.  The Board shall determine the terms and conditions of a Restricted ADS Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c)Additional Provisions Relating to Restricted ADSs.

(1)Dividends.  Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, shares or property) declared and paid by the Company with respect to Restricted ADSs (“Accrued Dividends”) shall be paid to the Participant only if and when such ADSs become free from the restrictions on transferability and forfeitability that apply to such ADSs.  Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to shareholders of that class of shares or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying Restricted ADSs.

(2)ADS Certificates.  The Company may require that any ADS certificates issued in respect of Restricted ADSs, as well as dividends or distributions paid on such Restricted ADSs, shall be deposited in escrow by the Participant, together with an ADS power endorsed in blank, with the Company (or its designee).  At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to his or her Designated Beneficiary.  “Designated Beneficiary” means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or (ii) in the absence of an effective designation by a Participant, the Participant’s estate.

(d)Additional Provisions Relating to Restricted ADS Units.

(1)Settlement.  Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted ADS Unit, the Participant shall be entitled to receive from the Company such number of (A) ADSs, (B) (if so provided in the applicable

Award agreement) an amount of cash equal to the fair market value (valued in the manner determined by (or in a manner approved by) the Board) of such number of ADSs as are set forth in the applicable Restricted ADS Unit agreement or (C) (if so provided in the applicable Award agreement) a grant of an Award (as defined in the 2019 Plan) under the 2019 Plan.  The Board may provide that settlement of Restricted ADS Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2)Voting Rights.  A Participant shall have no voting rights with respect to any Restricted ADS Units.

(3)Dividend Equivalents.  The Award agreement for Restricted ADS Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding ADSs (“Dividend Equivalents”).  Dividend Equivalents may be settled in cash and/or ADSs and may be subject to the same restrictions on transfer and forfeitability as the Restricted ADS Units with respect to which paid, in each case to the extent provided in the Award agreement.

6.Other ADS-Based Awards.

(a)General.  The Board may grant other Awards of ADSs, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, ADSs or other property (“Other ADS-Based Awards”).  Such Other ADS-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled.  Other ADS-Based Awards may be paid in ADSs, cash or Awards under the 2019 Plan, as the Board shall determine.

(b)Terms and Conditions.  Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other ADS-Based Award, including any purchase price applicable thereto.

7.Adjustments for Changes in ADSs and Certain Other Events.

(a)Changes in Capitalization.  In the event of any share split, reverse share split, share consolidation, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event in each case resulting in an adjustment or consequence to the ADSs, or any dividend or distribution to holders of ADSs other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the ADS counting rules set forth in Section 4(a) and 4(c), (iii) the number of ADSs subject to and the repurchase price per ADS subject to each outstanding Restricted ADS Award and (iv) the ADS and per-ADS-related provisions and the purchase price, if any, of each outstanding Restricted ADS Unit Award and Other ADS-Based Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board.

(b)Reorganization Events.

(1)Definition.  A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, shares, securities or other property or are cancelled, (b) any transfer, disposition, exchange or conversion of all of the Ordinary Shares of the Company for cash, shares, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2)Consequences of a Reorganization Event on Awards Other than Restricted ADSs.

(A)In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted ADSs on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant):  (i) provide that such Awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant’s unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of ADSs will receive upon consummation thereof a cash payment for each ADS surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to (A) the number of ADSs subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing.  In taking any of the actions permitted under this Section 7(b)(2), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B)Notwithstanding the terms of Section 7(b)(2)(A), in the case of outstanding Restricted ADS Units that are subject to Section 409A of the Code: (i) if the applicable Restricted ADS Unit agreement provides that the Restricted ADS Units shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a “change in control event”, then no assumption or substitution shall be permitted pursuant to Section 7(b)(2)(A)(i) and the Restricted ADS Units shall instead be settled in accordance with the terms of the applicable Restricted ADS Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 7(b)(2)(A) if the Reorganization Event constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a “change in control event” as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted ADS Units pursuant to clause (i) of Section 7(b)(2)(A), then the unvested Restricted ADS Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C)For purposes of Section 7(b)(2)(A)(i), an Award (other than Restricted ADSs) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each ADS subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, shares, securities or other property) received as a result of the Reorganization Event by holders of ADSs for each ADS held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding ADSs); provided, however, that if the consideration received as a result of the Reorganization Event is not solely shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per ADS consideration received by holders of outstanding ADSs as a result of the Reorganization Event.

(3)Consequences of a Reorganization Event on Restricted ADSs.  Upon the occurrence of a Reorganization Event other than a liquidation, winding up or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted ADSs shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, shares, securities or other property which the ADSs were converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted ADSs; provided, however, that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted ADSs or any other agreement between a Participant and the Company, either initially or by amendment.  Upon the occurrence of a Reorganization Event involving the liquidation, winding up or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted ADSs or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted ADSs then outstanding shall automatically be deemed terminated or satisfied.

8.General Provisions Applicable to Awards.

(a)Transferability of Awards.  Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law,

except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that, except with respect to Awards subject to Section 409A of the Code, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the ADSs subject to such Award to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award.  References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.  For the avoidance of doubt, nothing contained in this Section 8(a) shall be deemed to restrict a transfer to the Company.

(b)Documentation.  Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine.  Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c)Board Discretion.  Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award.  The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d)Termination of Status.  The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e)Withholding.  The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver ADS certificates or otherwise recognize ownership of ADSs under an Award.  The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages.  If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations.  Payment of withholding obligations is due before the Company will issue any ADSs on purchase, vesting or release from forfeiture of an Award or at the same time as payment of the  purchase price, unless the Company determines otherwise.  If provided for in an Award or approved by the Committee, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of ADSs, including ADSs retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Company); provided, however, except as otherwise provided by the Committee, that the total tax withholding where ADSs are being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain ADSs having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of ADSs (up to the number of ADSs having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine in its sole discretion to satisfy the tax liability associated with any Award.  ADSs used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f)Amendment of Award.  Except as otherwise provided in Section 9(d) with respect to actions requiring shareholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type and changing the date of exercise or realization.  The Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 7.

(g)Conditions on Delivery of ADSs.  The Company will not be obligated to issue any ADSs pursuant to the Plan or to remove restrictions from ADSs previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such ADSs have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h)Acceleration.  The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

9.Miscellaneous

(a)No Right to Employment or Other Status.  No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company.  The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b)No Rights as Shareholder; Clawback Policy.  Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a shareholder with respect to any ADSs to be issued with respect to an Award until becoming the record holder of such ADSs.  In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

(c)Effective Date and Term of Plan.  The Plan shall become effective on the date on which it is adopted by the Board (“Effective Date”).  No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d)Amendment of Plan.  The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that no amendment that would require shareholder approval under the rules of the Nasdaq Global Market, or any other exchange or marketplace on which the Company shares are listed or traded, may be made effective unless and until the Company’s shareholders approve such amendment. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 9(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan.  No Award shall be made that is conditioned upon shareholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if shareholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of ADSs) prior to such shareholder approval.

(e)Authorization of Sub-Plans.  The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions.  The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable.  All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(f)Compliance with Section 409A of the Code.  If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A of the Code) (the “New Payment Date”), except as Section 409A of the Code may then permit.  The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(g)Limitations on Liability.  Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company.  The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the Plan unless arising out of such person’s own fraud or bad faith.

(h)Governing Law.  The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the Cayman Islands, excluding choice-of-law principles of the law of any jurisdiction that would require the application of the laws of a jurisdiction other than the Cayman Islands.